EXHIBIT 1

YEAR 2003 / 1st QUARTER
RESULTS OF OPERATIONS
OF GLOBAL SOURCES LTD.

     The following discussion of our financial condition and results of operations should be read in conjunction with the accompanying financial statements

Background

     We are a leading facilitator of global merchandise trade between buyers and suppliers. Our business began in 1971 in Hong Kong when we launched Asian Sources, a trade magazine to serve global buyers importing products in volume from Asia. Today, we are one of Asia’s leading providers of trade information in print, online, on CD-ROM and face-to-face, meeting the marketing and sourcing needs of our supplier and buyer community.

     While our core business facilitates imports from Asia, we also facilitate trade in the opposite direction. In 1985, we launched Electronics News for China for this purpose, and today we have several publications, their associated web sites, leading events and conferences that provide information to high-tech design engineers and manufacturers in China and throughout in Asia.

     Realizing the importance of e-commerce, we commercially released the first version of Global Sources Transact software in 1991. We then became one of the first business-to-business online services by launching Asian Sources Online in 1995. In 1999, we changed the name of Asian Sources Online to Global Sources Online.

     Global Sources’ products and services allow international buyers to identify suppliers and products, and enable suppliers to market their products to a large number of buyers. Our mission is to create and facilitate global trade between buyers and suppliers by providing the right information, at the right time, in the right format.

     Buyers purchase goods from suppliers who market themselves through our online marketplaces, trade magazines, and CD-ROMs, as well as our conferences and exhibitions. We provide information that helps buyers evaluate numerous sourcing options. This increases the likelihood that they can place orders with suppliers that offer them the best terms, conditions and capabilities.

     We help suppliers market their products and their capabilities to our community of buyers worldwide. By receiving inquiries from a wide selection of buyers, suppliers have more opportunity to achieve the best possible terms, and to learn which markets have the highest demand and are the most suitable. To support their export marketing needs, we provide suppliers with a content cleansing, normalizing, rationalizing and segmenting service.

     We were originally incorporated under the laws of Hong Kong in 1970. We completed a share exchange with a publicly traded company based in Bermuda in financial year 2000, and our shareholders became the majority shareholders of the Bermuda Corporation. As a result of the share exchange, we became incorporated under the laws of Bermuda and changed our name to Global Sources Ltd. in financial year 2000.

Overview

     We derive revenue from two principal activities.

     Online services — Our primary service is creating and hosting marketing websites that present suppliers’ products and company information in a consistent and easily searchable manner on Global Sources Online. We also derive revenue from banner advertising fees. We ratably recognize the fees we receive to display a supplier’s advertisement or company data over the contractual term, which is generally six to twelve months.

     Other media services — We publish trade magazines, which consist primarily of product advertisements from suppliers and our independent editorial reports and product surveys. We publish our core trade magazines monthly, and a host of specialized magazines seasonally. Suppliers pay for advertising in our trade magazines to promote their products and companies. We also derive revenue from buyers that subscribe to our trade publications. We also offer CD-ROM versions of the content on Global Sources Online. We recognize revenue ratably over the period during which the advertisement is displayed, generally not exceeding one year. We also host exhibitions and recognize the revenue for these exhibitions at the conclusion of these events.

     Our sales costs consist of the commissions and marketing fees we pay to our independent and related party sales representatives, as well as support fees for processing sales contracts and incentive payments. These representatives sell online services and advertisements in our trade magazines and earn a commission as a percentage of the revenue generated.

Results of Operations

The following table sets forth the results of our operations:

	Three months ended
	March 31,

	2003	2002

	(Unaudited)	(Unaudited)
Revenues:
Online services	$12,585	$12,901
Other media services	8,872	8,697
Miscellaneous	183	161

	21,640	21,759
Operating Expenses:
Sales	7,278	7,361
Circulation	2,668	2,872
General and administrative	7,295	7,162
Online services development	1,315	1,441
Non-cash compensation expense (Note 1)	537	719
Amortization of intangibles/Software development cost	1,025	867

Total Operating Expenses	20,118	20,422

Income from Operations	1,522	1,337

Net Income	$1,515	$1,014

Income/(Loss) from operations:
Online services	1,366	1,742
Other media services	1	(453)
Miscellaneous	155	48

Consolidated	$1,522	$1,337

     The following table represents our revenue by geographical areas:

	Three months ended March 31

	2003	2002

	(Unaudited)	(Unaudited)
Asia	$20,081	$20,528
United States	1,304	970
Europe	133	128
Others	122	133

Total revenue	$21,640	$21,759

Consolidated results

Revenue

     Our online services revenue declined from $12.9 million during the three months ended March 31, 2002 to $12.6 million during the three months ended March 31, 2003, a decline of 2%. Our other media services revenue increased from $8.7 million during the three months ended March 31, 2002 to $8.9 million during the three months ended March 31, 2003, a growth of 2%. Total revenue declined marginally by 1% from $21.8 million during the three months ended March 31, 2002 to $21.6 million during the three months ended March 31, 2003.

     Revenues have been affected by the poor global economy, and especially the severe recession in some of the company’s traditional markets, Hong Kong and Taiwan. However, Global Sources has made substantial progress in developing its customer base in China as manufacturing and investment moves into China, which has offset much of the decline in other markets. Revenues from China grew by 16% during the first quarter of 2003 making China the Company’s largest market and now accounts for 40% of total revenues.

     Our goal is to be the leading creator and facilitator of global merchandise trade. Our key strategies to achieve and maintain this goal are as follows:

     Our primary strategy is to expand in China by facilitating two-way trade. As manufacturers in the rest of Asia adapt to the seismic shifts being caused by China’s growth, we have anticipated the needs of buyers and suppliers, and have developed the expertise to address them. For example, our online sourcing capabilities provide buyers with unrivalled access to the Chinese export manufacturing powerhouse. We also serve the importing needs of China’s high-tech manufacturers with several publications and associated Websites, such as our popular Electronic Engineering Times.

     The other key strategy is to improve the penetration of our services in all of our markets. This includes increasing the adoption and functionality of our electronic catalog solutions, and expanding our business serving Asia’s high-tech manufacturers located outside China.

     The objective is to steadily increase the usage of our print and online solutions by bringing together a critical mass of buyers and suppliers. By doing this, we believe our services will inherently create value for those users. Then, each new buyer increases the value to suppliers, and likewise, each new supplier gives buyers more choices. Thus, as our community grows, so does our leadership position.

Operating expenses

     Sales. The Company utilizes sales representatives in various territories to promote the Company’s products and services. Under these arrangements, the sales representatives are entitled to commissions as well as marketing fees. Commissions expense is recorded when the associated revenue is recognized or when the associated accounts receivable are paid, whichever is earlier, and is included in sales expenses.

     The sales representatives, which are mainly corporate entities, handle collections from clients on behalf of the Company. Included in receivables from sales representatives are amounts collected on behalf of the Company as well as cash advances made to the sales representatives. As of March 31, 2002, the board of directors of eight of these sales representative companies included a director nominated by the Company to monitor the receivables collected from our clients by these related party sales representatives, and to monitor any changes to the authorized signatories of the depository bank accounts. The nominated directors were employees of the Company. The Company and the nominated directors did not have any interest in the share capital of the sales representatives companies. However as of March 31, 2003, we do not have any nominated directors on the board of directors of any of our sales representative companies.

     Sales costs consists of the commissions and marketing fees paid and incentives provided to our independent sales representatives and sales support costs. Sales costs declined from $7.4 million during the three months ended March 31, 2002 to $7.3 million during the three months ended March 31, 2003, a decline of 1% due mainly to a decline in revenue.

     Circulation. Circulation costs consist of the costs relating to our trade magazine publishing business, specifically printing, paper, bulk circulation, subscription promotions and customer services costs. Circulation costs declined from $2.9 million during the three months ended March 31, 2002 to $2.7 million during the three months ended March 31, 2003, a decline of 7%. This decline was due mainly to decline in printing costs, payroll costs and rental costs of premises.

     General and Administrative. General and administrative costs consist mainly of corporate staff compensation, information and technology support services, content management services, marketing costs, office rental, depreciation, communication and travel costs. General and administrative costs marginally increased from $7.2 million during the three months ended March 31, 2002 to $7.3 million during the three months ended March 31, 2003, an increase of 1%, due mainly to an increase in content management services costs and marketing costs.

     Development Costs. Development costs consist mainly of payroll, office rental and depreciation costs relating to the enhancements of Global Sources Online. Development costs to fund the expansion of our online services declined from $1.4 million during the three months ended March 31, 2002 to $1.3 million during the three months ended March 31, 2003, a decline of 7% due mainly to a decline in depreciation costs and fees paid to third parties for services.

     Non-Cash Compensation Expenses. The Company has issued share awards under several equity compensation plans (“ECP”) to both employees and team members. The total non-cash compensation expense, resulting from the ECP, recorded by the company during the three months ended March 31, 2003 were $0.5 million compared to $0.7 million recorded during the three months ended March 31, 2002. The corresponding amounts for the non-cash compensation expenses are credited to Shareholders’ equity.

     Other non-cash expenses. Other non-cash expenses consist of amortization of software development costs.

     Other non-cash expenses during the three months ended March 31, 2003, were $1.0 million compared to $0.9 million for the three months ended March 31, 2002.

     Income from operations. The total income from operations grew from $1.3 million during the three months ended March 31, 2002 to $1.5 million during the three months ended March 31, 2003. The growth resulted mainly from the decline in sales costs, circulation costs, online services development costs and non-cash compensation expenses. Income from operations for online services declined to $1.4 million during the three months ended March 31, 2003 from $1.7 million for the three months ended March 31, 2002, a decline of 18%. The decline was mainly attributable to a decline in online services revenue and increase in amortization of software development costs. Income from operations for other media services during the three months ended March 31, 2003 was $0.001 million compared to a loss of $0.5 million during the three months ended March 31, 2002, a growth of 100%, which resulted mainly from increase in other media services revenue and a decline in circulation costs.

     Income Taxes. The company and certain of its subsidiaries operate in the Cayman Islands and other jurisdictions where there are no taxes imposed on companies. Certain of the Company’s subsidiaries operate in Hong Kong and Singapore and are subject to income taxes in their respective jurisdictions. Also, the Company is subject to withholding taxes for revenues earned in certain other countries.

     We reported a tax provision of $0.1 million during the three months ended March 31, 2003 compared to $0.3 million for the three months ended March 31, 2002.

     Net Income. Net income was $1.5 million during the three months ended March 31, 2003, as compared to a net income of $1.0 million during the three months ended March 31, 2002. The growth in net income resulted mainly from decline in sales costs, circulation costs, online services development costs, non-cash compensation expenses and increase in interest income, partially off-set by increase in general and administrative costs, amortization of software development costs and decline in revenue.

Liquidity and Capital Resources

     We financed our first quarter 2003 activities using cash generated from our operations.

     Net cash generated from operating activities was $3.9 million during the quarter ended March 31, 2003 compared to $2.9 million cash generated from operating activities during the quarter ended March 31, 2002. The primary source of cash from operating activities was collections from our customers received through our independent and related party sales representatives.

     Net cash used for investing activities was $0.2 million during the first three months of 2003, consisting of $0.4 million, used principally for capital expenditures for computers, software development and a motor vehicle off-set by $0.2 million proceeds from bonds which matured during the quarter. Net cash used for investing activities during the first three months of 2002 was $1.1 million, which was used principally for capital expenditure for computers, software and renovation of leasehold properties.

     Net cash generated from financing activities was $0.03 million during the first three months of 2003, which represents the amount received from directors for the shares subscribed by them in the directors’ stock option plan. Net cash generated from financing activities was $0.05 million during the first three months of 2002, which represents the amount received from directors for the shares subscribed by them in the directors’ stock option plan.

     We have an existing credit facility with Bank of Bermuda (Isle of Man) Limited, which may be drawn in tranches of a minimum of US $1.0 million. The lender may request that we secure our borrowings under the credit facility. The credit facility bears interest, payable quarterly in arrears, at the London Inter-Bank Market Rate plus 0.5%. The credit facility can be used for investments, working capital and general corporate purposes. Our principal shareholder, Hung Lay Si Co. Ltd., has guaranteed all of the obligations under the credit facility. On March 7, 2003, the credit facility was renewed for $10.0 million, for one year subject to the same terms and conditions as applicable to the original facility. We did not draw on that credit facility during the first quarter of 2003, and we have no bank debt as at March 31, 2003.

     We continuously monitor collections from our customers and maintain adequate allowance for doubtful accounts. While credit losses have historically been within our expectations and the allowances established, if the bad debts significantly exceed our provisions, additional allowances may be required.

     Advance payments received from customers were $17.6 million as of March 31, 2003, compared to $18.2 million as at December 31, 2002, a drop of $0.6 million resulting from the effect of the slowdown in the economy. We anticipate that cash on hand, and cash generated from operations will be adequate to satisfy our working capital, capital expenditure requirements and cash commitments based on the current levels of our operations. We can also draw from the credit facility mentioned above as and when required.

Recent Accounting Pronouncements

     In June 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting for asset retirement obligations and related costs in the financial statements and provides more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. We adopted SFAS No. 143 effective January 1, 2003 and believe that the adoption of this standard did not have a material impact on the Company’s financial statements of position, results of operations, or cash flows.

     In December 2002, FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” which requires additional disclosures in interim and annual financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002.

Qualitative and quantitative disclosures about market risk

     We operate internationally and foreign exchange rate fluctuations may have a material impact on our results of operations. Historically, currency fluctuations have been minimal on a year to year basis in the currencies of the countries where we have operations. As a result, foreign exchange gains or losses in revenues and accounts receivable have been offset by corresponding foreign exchange losses or gains arising from expenses. However, during the Asian economic crisis of 1997 to 1998, both advertising sales and the value of Asian currencies declined, which caused a significant decline in revenues that was not fully offset by lower expense levels in Asian operations.

     This decline in revenues occurred due to contracts being denominated and priced in foreign currencies prior to devaluations in Asian currencies. The conversion of these contract proceeds to U.S. dollars resulted in losses and reflects the foreign exchange risk assumed by us between contract signing and the conversion of cash into U.S. dollars. We believe this risk is mitigated because historically a majority (ranging between 55% to 60%) of our revenues are denominated in U.S. dollars or are received in the Hong Kong currency which is currently pegged to the U.S. dollar. Correspondingly, a majority (approximately 85%) of our expenses are denominated in Asian currencies. To the extent significant currency fluctuations occur in the New Taiwan dollar, the Chinese Renminbi or other Asian currencies, or if the Hong Kong dollar is no longer pegged to the U.S. dollar, our revenues and expenses fluctuate in tandem thus reducing the net impact on our profits.

     During the quarters ending March 31, 2003 and 2002, we have not engaged in foreign currency hedging activities.

     In the first quarter of 2003 and the first quarter of 2002, the Company derived more than 90% of its revenue from customers in the Asia-Pacific region. The Company expects that a majority of its future revenue will continue to be generated from customers in this region. Future political or economic instability in the Asia-Pacific region could negatively impact the business.

Forward-looking Statements Disclaimer

     Except for any historical information contained herein, the matters discussed in this report contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “project,” “plan,” “predicts,” “strategy,” “forecast,” “will” and similar terms and phrases, including references to assumptions.

     These forward-looking statements include current trend information, projections for deliveries, business growth strategies and plans, projected capital expenditure, expansion plans and liquidity. These forward looking statements involve risks and uncertainties that may cause our actual future activities and results of operations to be materially different from those suggested or described in this report on Form 6-K. These risks include but are not limited to: product demand; customer satisfaction and quality issues; labor disputes; competition, changes in technology and the marketplace; our ability to achieve and execute internal business plans; the success of our business partnerships and alliances; worldwide political instability and economic growth ; changes in regulatory and tax legislation in the countries in which we operate ; and the impact of any weakness in the currencies in Asia in which we operate.

     In addition to the foregoing factors, certain other risks and uncertainties, which could cause actual results to differ materially from those expected, estimated or projected can be found in the section “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

     If one or more of these risks or uncertainties materializes, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Given these uncertainties, users of the information included in this report on Form 6-K, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements. We do not intend to update the forward-looking statements included in this report.